UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

MDXHEALTH SA

MDxHealth SA (the “Company”) has received an additional notice (the “Additional Notice”) from the Listing Qualifications Department of Nasdaq Stock Market (“Nasdaq”) related to the recent reduction in the price for the Company’s ordinary shares. The initial notice, reported by the Company in its Form 6-K filed on July 2, 2026, related to the Company’s non-compliance with the $1.00 Minimum Bid Price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market (the “Bid Price Requirement”). The Additional Notice, received on July 20, 2026, notifies the Company that, for the period from June 1, 2026 to July 17, 2026, the Market Value of Listed Securities (“MVLS”) for the Company was below the $35 million minimum MVLS requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(2) (the “MVLS Requirement”).

The Additional Notice has no immediate effect on the listing of the Company’s ordinary shares on The Nasdaq Capital Market and does not affect the Company’s reporting requirements with the Securities and Exchange Commission. Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided with a compliance period of 180 calendar days, or until January 19, 2027 (the “Compliance Period”), to regain compliance with the MVLS Requirement. If at any time during the Compliance Period, the MVLS for the Company is at least $35 million for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and this matter will be closed.

In the event the Company does not regain compliance by January 19, 2027, the Company will receive written notification from Nasdaq that its securities are subject to delisting. In the event that Nasdaq provides the Company with a notification of delisting at that time, the Nasdaq rules permit the Company an opportunity to appeal Nasdaq’s determination.

The Company intends to monitor its market value and intends to cure the deficiency within the prescribed grace period. There can be no assurance that the Company will regain compliance with the MVLS Requirement during the Compliance Period or maintain compliance with any other Nasdaq listing requirement.

Additionally, on July 24, 2026, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains certain forward-looking statements within the meaning of federal securities laws with respect to the Company. Forward-looking statements are predictions, projections, and other statements about future events based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: our ability to cure any deficiencies in compliance with the MVLS Requirement or maintain compliance with other Nasdaq Listing Rules; our ability to ultimately obtain relief or extended periods to regain compliance from Nasdaq, if necessary, or to meet applicable Nasdaq requirements for any such relief or extension; and risks related to the substantial costs and diversion of personnel’s attention and resources due to these matters. While we are planning to take actions to address non-compliance with the MVLS Requirement, and have at least 180 days to do so, there can be no assurance that compliance will be achieved. Such non-compliance or a delisting from Nasdaq would materially and adversely affect our ability to raise capital and our financial condition and business. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-280606 and File No. 333-292463) and Form S-8 (File No. 333-294873), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description of Exhibit
99.1	Press Release, dated July 24, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: July 24, 2026	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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